1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K
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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2005.
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Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
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No. 12B Fuxing Road
Haidian District, Beijing
People's Republic of China 100814
(Address of principal executive offices)
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         [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F      X       Form 40-F

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                No      X

         [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date March 30, 2005	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liabilities whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is issued in compliance with the disclosure requirements under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. It does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase any securities.

This is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States without registration or exemption from registration.

Aluminum Corporation of China Limited*
(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

ANNOUNCEMENT
PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC
PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The board of Directors has resolved that the Company would apply (i) to the CSRC for the issue of a maximum of 1,500,000,000 A Shares to the PRC public, and (ii) to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange. To accommodate the Proposed A Share Issue, the Company will, when proceeding with the Proposed A Share Issue, make proposed amendments to the Articles of Association in accordance with applicable PRC laws and regulations. The proposed amended Articles of Association will be adopted for use by the Company after completion of the Proposed A Share Issue.

The board of Directors has also resolved to change the Company's scope of business in light of its current business operations and future strategic developments and business pursuits. Associated amendments are proposed to be made to the Articles of Association to reflect the proposed change of the Company's scope of business.

The Proposed A Share Issue and the proposed amendments to the Articles of Association described herein are subject to approval by way of special resolutions by the Company's shareholders at the AGM, which was resolved to be held on 9th June, 2005. The Company will make further announcement to inform shareholders about details of the AGM. The notice of the AGM, its reply slip and the proxy form, together with the Shareholders' Circular, will be issued by the Company and despatched to its shareholders as soon as practicable.

PROPOSED APPLICATION TO ISSUE A SHARES IN THE PRC

The Directors hereby announce that on 28th March, 2005, the board of Directors resolved that the Company would apply (i) to the CSRC for the issue of a maximum of 1,500,000,000 A Shares to the PRC public, and (ii) to the Shanghai Stock Exchange for the listing of the A Shares on the Shanghai Stock Exchange.

The A Shares to be issued under the Proposed A Share Issue are listed domestic shares of the Company. Such A Shares and the Company's unlisted domestic shares and overseas listed foreign shares are all ordinary shares in the Company's share capital, and, except as otherwise provided for in the Articles of Association, will rank pari passu in all respects with each other. Holders of all these types of the Company's ordinary shares shall have the same rights and obligations.

Structure of the Proposed A Share Issue

The structure of the Proposed A Share Issue is proposed as follows:

(1)	Type of securities to be issued:	RMB denominated ordinary shares

(2)	Number of A Shares to be issued:	A maximum of 1,500,000,000 A Shares, representing approximately 19.35% of all domestic shares of the Company currently in issue

(3)	Target subscribers:	Members of the PRC public (i.e. PRC individuals and institutional investors (including qualified foreign institutional investors recognised in the PRC) having A Share accounts with the Shanghai Stock Exchange), except those prohibited under PRC laws and regulations

(4)	Nominal value:	RMB1.00 per A Share

(5)	Issue price:	The issue price will be determined in accordance with market principles based on the PRC securities market condition at the time when the Proposed A Share Issue takes place, and in compliance with relevant regulatory requirements.

(6)	Use of proceeds:	The amount to be raised from the Proposed A Share Issue is currently expected to be not more than RMB8,000 million. The Directors currently intend to use the net proceeds as follows:

		1.	approximately RMB1,974 million will be used to fund an alumina brownfield project of the Company's Henan branch;

		2.	approximately RMB538 million will be used to fund an alumina production-line project of the Company's Zhongzhou branch;

		3.	approximately RMB1,724 million will be used to fund an alumina brownfield and environmental enhancement project of the Company's Guizhou branch;

		4.	approximately RMB450 million will be used to invest in Shanxi-Huaze Aluminum and Power Company Limited, which investment is expected to be used to fund and develop its aluminum and power generating project;

		5.	approximately RMB2,000 million will be used to fund the third phase of an alumina brownfield project of the Company's Guangxi branch;

		6.	approximately RMB98 million will be used to fund a greenfield project of pseudoboehmite production of the Company's Shandong branch;

		7.	approximately RMB105 million will be used to fund a greenfield project of zeolite production of the Company's Shandong branch;

		8.	approximately RMB150 million will be used to fund a limestone improvement project of the Company's Shanxi branch;

		9.	approximately RMB150 million will be used to fund an alumina improvement project of the Company's Shanxi branch.

The Company's proposal regarding its use of proceeds from the Proposed A Share Issue (including the specific projects to be invested, the priority and the relevant amounts required) shall, as to be approved and proposed to be authorised by the Company's shareholders at the AGM, be adjusted and finalised by the board of Directors by reference to the then budgeted financing needs of such projects and the relevant industry and regulatory approval requirements and other relevant circumstances.

If the proceeds from the Proposed A Share Issue are insufficient to fund all or any of the intended projects, it is the Directors' current intention that any deficit will be funded out of the Company's internal resources. Any balance of the proceeds will be used as the Company's general working capital.

Ancillary matters relating to the Proposed A Share Issue

Undistributed retained profits

In accordance with the relevant regulations, the Directors have resolved that subject to approval by the Company's shareholders at the AGM, following completion of the Proposed A Share Issue, the Company's shares currently in issue and the new A Shares will rank equally in respect of all of the Company's undistributed retained profits at the time when the Proposed A Share Issue takes place.

Authorisation to be given to the board of Directors

Subject to approval by the Company's shareholders at the AGM, the board of Directors shall be authorised to make such decisions, sign such documents, carry out such procedures and take such other actions as are in its discretion necessary to effect and complete the Proposed A Share Issue (including the proposed listing of the A Shares on the Shanghai Stock Exchange).

Shareholders' approvals to be sought at the AGM

The Proposed A Share Issue (including its structure as particularised above, the Company's intended use of proceeds, the authorisation to be given to the board of Directors, and related matters) is subject to approval by way of special resolutions by the Company's shareholders at the AGM. Such resolutions will, in compliance with and as legally required under relevant PRC laws and regulations, be effective for a period of 12 months from the date of the AGM.

Reasons for and the benefits of the Proposed A Share Issue

The Directors believe that the Proposed A Share Issue, if it occurs, will be able to further enhance the Company's financing channels and improve its capital and debt raising capabilities. In addition, the Proposed A Share Issue is expected to provide the Company with capital required to fund its intended projects as itemised above, thereby improving its alumina production capacity and, in turn, its ability to further its business pursuits and developments in the industry. It is also believed that the Proposed A Share Issue will be able to promote the Company's position and to further enhance its reputation in the PRC.

Effect of the Proposed A Share Issue on the Company's shareholding structure

Assuming that a total of 1,500,000,000 A Shares will be issued under the Proposed A Share Issue, the Company's expected shareholding structure immediately before and immediately upon completion of the Proposed A Share Issue is set out and summarised as follows:

Type of shares		Immediately before completion of the Proposed A Share Issue	Approximate shareholding percentage (%)	Immediately upon completion of the Proposed A Share Issue	Approximate shareholding percentage (%)

1.	Unlisted domestic shares Unlisted domestic shares	7,750,010,185	70.13	7,750,010,185	61.75
2.	Listed shares A Shares H shares	- 3,299,865,968	- 29.87	1,500,000,000 3,299,865,968	11.95 26.30
3.	Total	11,049,876,153	100.00	12,549,876,153	100.00

The Proposed A Share Issue, if it occurs, shall be conducted in accordance with the requirements of the CSRC and other relevant PRC regulatory authorities. Please note that the Proposed A Share Issue (including, but not limited to, its structure and the intended use of proceeds), upon being approved by the Company's shareholders at the AGM, is also subject to the approval of the CSRC and, in respect of the listing of the A Shares, that of the Shanghai Stock Exchange. Should there be any material developments regarding the Proposed A Share Issue, the Company will, if and when considered appropriate, issue further announcement(s) in accordance with the relevant disclosure requirements under the Listing Rules.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION TO ACCOMMODATE THE PROPOSED A SHARE ISSUE

To accommodate the Proposed A Share Issue, the Company will, when proceeding with the Proposed A Share Issue, make proposed amendments to the Articles of Association in compliance with all relevant and applicable PRC legal and regulatory requirements. Such amendments are proposed in accordance with laws and regulations prescribed by the relevant PRC authorities including the CSRC, stipulating provisions mandatory or recommended for inclusion in articles of associations of PRC listed companies. The proposed amended Articles of Association will be adopted for use by the Company after completion of the Proposed A Share Issue.

The proposed amendments to be made to the Articles of Association primarily aim to enhance the corporate governance of the Company and, in accordance with the relevant PRC laws and regulations, deal with matters relating to different areas such as protection of public shareholders' rights, shareholders' meetings, independent directors and certain other related matters. Further details regarding such proposed amendments will be set out in the Shareholders' Circular.

The proposed amendments to the Articles of Association are subject to approval by way of a special resolution by the Company's shareholders at the AGM, and are conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

PROPOSED CHANGE OF THE COMPANY'S SCOPE OF BUSINESS AND ASSOCIATED AMENDMENT PROPOSED TO BE MADE TO THE ARTICLES OF ASSOCIATION

In light of the Company's current business operations and its future strategic developments and business pursuits, the board of Directors has resolved to change the Company's scope of business as follows:

Business activities proposed to be included in the Company's scope of business: Production and sales of water, electricity, gas, industrial oxygen and nitrogen; manufacture, installation and repair of spare parts and non-standard equipment; repair of automobiles and construction machineries as well as manufacture and sales of special production vehicles; highway freightage; telecommunications and communications as well as installation, repair, calibration and sales of measuring and control instruments; design, installation and testing of automatic measurement and control, network and software system; office automation and instruments and gauges.

Business activities proposed to be deleted from the Company's scope of business: Project construction general contracting.

In this connection, Article 13 of the Articles of Association is proposed to be amended to read as follows:

"The scope of business of the Company shall be determined in accordance with the items approved by the company registration agency.

The scope of business of the Company includes: exploration and exploitation of bauxite and limestone; production and sales of aluminum and magnesium ore products, smelting products, processed products, carbon produces; production and sales of relevant non-ferrous metal products as well as water, electricity, steam, industrial oxygen and nitrogen; prospecting design, architectural installation; manufacture, installation and repair of mechanical equipment, spare parts and non-standard equipment; repair of automobiles and construction machineries as well as manufacture and sales of special production vehicles; highway freightage; telecommunications and communications as well as installation, repair, calibration and sales of measuring and control instruments; design, installation and testing of automatic measurement and control, network and software system; office automation and instruments and gauges; relevant technical development and technical services."

This proposed amendment to the Articles of Association is subject to approval by way of a special resolution by the Company's shareholders at the AGM, and is conditional upon obtaining any approval, endorsement or registration as may be necessary from the relevant PRC authorities.

GENERAL INFORMATION

As mentioned above, the Proposed A Share Issue and the proposed amendments to the Articles of Association described herein are subject to approval by way of special resolutions by the Company's shareholders at the AGM, which was resolved to be held on 9th June, 2005. The Company will make further announcement to inform shareholders about details of the AGM. The notice of the AGM, its reply slip and the proxy form, together with the Shareholders' Circular, will be issued by the Company and despatched to its shareholders as soon as practicable.

This announcement is issued in compliance with the disclosure requirements under the Listing Rules, and does not constitute an offer or an invitation to induce an offer by any person to acquire, subscribe for or purchase the A Shares.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following terms shall have the following meanings:

"A Shares"	domestic ordinary shares of the Company, with a nominal value of RMB1.00 each, to be issued by the Company pursuant to the Proposed A Share Issue;

"AGM"	the 2004 annual general meeting of the Company proposed to be held on 9th June, 2005;

"Articles of Association"	the Articles of Association of the Company;

"Company"	(chinese characters) Aluminum Corporation of China Limited*, a joint stock limited company incorporated in the PRC with limited liability, whose H shares and American depositary shares are listed on The Stock Exchange of Hong Kong Limited and the New York Stock Exchange, Inc., respectively;

"CSRC"	China Securities Regulatory Commission;

"Directors"	the directors of the Company;

"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited;

"PRC"	the People's Republic of China;

"Proposed A Share Issue"	the proposed issue of a maximum of 1,500,000,000 new A Shares to the PRC public, and the proposed listing of the A Shares on the Shanghai Stock Exchange;

"RMB"	Renminbi, the lawful currency of the PRC;

"Shanghai Stock Exchange"	Shanghai Stock Exchange of the PRC;

"Shareholders' Circular"	a circular containing, among other things, details of the Proposed A Share Issue and certain amendments proposed to be made to the Articles of Association, to be issued by the Company and despatched to its shareholders at the same time as the Company gives its notice of the AGM; and

"%"	per cent.

As at the date of this announcement, the Directors are Mr. Xiao Yaqing, Mr. Xiong Weiping, Mr. Luo Jianchuan and Mr. Chen Jihua (executive Directors); Mr. Joseph C. Muscari (non-executive Director); and Mr. Chiu Chi Cheong, Clifton, Mr. Wang Dianzuo and Mr. Kang Yi (independent non-executive Directors).

Made by order of the board of Directors, each of whom individually and jointly accept responsibility for the accuracy of this announcement.

By Order of the Board of Directors of Aluminum Corporation of China Limited Liu Qiang Company Secretary
28 March 2005 Beijing, the PRC ______________ * For identification only.